

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

<u>**Via E-mail**</u>
Mr. Alan D. Campbell
Chief Financial Officer
Amador Gold Corp.
711-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B 1N2

      Re: Amador Gold Corp.
              Form 20-F for Fiscal Year ended October 31, 2009
              Filed April 29, 2010
              File No. 000-50422

Dear Mr. Campbell:

      We have completed our review of your annual report and related filings and do not have any further comments at this time.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief